Exhibit 99.1

118 Volvo Buses Ordered for Colombia Transit System

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 24, 2006—

Volvo (NASDAQ:VOLV) Buses has received an order for 118 articulated buses for one of the world's largest bus rapid transit systems in Bogota, Colombia.
Currently, there are already 432 Volvo buses in Colombia, and Volvo's market share of articulated buses will now exceed 50 percent.

The transit system in Bogota is called Transmilenio and is a Bus Rapid Transit or BRT system. Buses operate in separate bus lanes on a number of corridors through the city. Passengers pay in advance at bus stops, making boarding and exiting faster, thereby further reducing travel times.

Transmilenio is a highly efficient transit system and has led many people to choose the bus over sitting in traffic jams. The system transports just as many people per hour as a subway system and virtually just as fast. However, investment costs for a BRT system are only one-tenth the cost of a subway system and operating costs are significantly lower.

Higher passenger capacity

High-capacity passenger buses are an important component of the Transmilenio. Volvo delivered 320 articulated buses in 2000 in conjunction with system startup.

"With the ability to transport more people per bus, fuel consumption and emissions are reduced," says Per Gabell, head of Volvo Buses in Latin America. "Moreover, as more people choose to leave their cars at home and ride the bus instead, that will further improve the environment for the people of Bogota.

Phase III of the Transmilenio system is now under construction. Volvo Buses has received an order for 118 articulated buses, Volvo B12MA, from the three operators - Conexion Movil, Express del Futuro and Metrobus. The buses are equipped with Volvo's mid-mounted, 12-liter, 340-hp Euro 3 D12D engine.

Bus chassis are being sent in kits from the Volvo Buses plant in Curitiba, Brazil and assembled by the company's importer in Colombia, GM Colmotores. The bodies are built by two coach manufacturers in Colombia, Superpolo and Busscar.

Deliveries from Curitiba have already commenced and are anticipated to continue through October.

Images for download:

http://imagebank.vbc.volvo.se/asset_server/asset_details.asp?idasset=1717

http://imagebank.vbc.volvo.se/asset_server/asset_details.asp?idasset=1709

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Bus Corporation
Per Gabell, +55 41 33178798
or
Per-Martin Johansson, +46 31 322 52 00
per-martin.johansson@volvo.com